UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

2018 First Half Preliminary Operating Results

On July 19, 2018, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for the first half of fiscal year 2018. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfg.com).

The preliminary figures presented herein are based on the International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) and are currently being reviewed by our independent auditors and are subject to change.

1.	Preliminary Operating Results of KB Financial Group (Consolidated)

(Won in millions, %)		2Q 2018	1Q 2018	% Change Increase (Decrease) (Q to Q)	2Q 2017	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	11,514,686	10,426,636	10.44	8,031,623	43.37
	Cumulative	21,941,322	10,426,636	—	17,666,481	24.20
Net operating profit	Specified Quarter	1,324,005	1,227,151	7.89	1,116,147	18.62
	Cumulative	2,551,156	1,227,151	—	2,002,987	27.37
Profit before income tax	Specified Quarter	1,303,106	1,343,418	(3.00)	1,247,011	4.50
	Cumulative	2,646,524	1,343,418	—	2,212,269	19.63
Profit for the period	Specified Quarter	946,797	968,389	(2.23)	1,004,749	(5.77)
	Cumulative	1,915,186	968,389	—	1,892,338	1.21
Profit attributable to shareholders of the parent company	Specified Quarter	946,751	968,232	(2.22)	990,081	(4.38)
	Cumulative	1,914,983	968,232	—	1,860,182	2.95

Note: 1)	The consolidated financial information set forth above for 2018 periods is based on K-IFRS 1109 effective as of January 1, 2018. The corresponding financial information for 2017 periods has not been restated.
2)	“Operating revenue” represents the sum of interest income, fee and commission income, insurance income, gain on financial assets/liabilities at fair value through profit or loss, and other operating income.

2.	Preliminary Operating Results of Kookmin Bank (Consolidated)

(Won in millions, %)		2Q 2018	1Q 2018	% Change Increase (Decrease) (Q to Q)	2Q 2017	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	5,367,813	4,099,192	30.95	2,753,342	94.96
	Cumulative	9,467,005	4,099,192	—	9,220,435	2.67
Net operating profit	Specified Quarter	897,877	814,232	10.27	686,847	30.72
	Cumulative	1,712,109	814,232	—	1,321,512	29.56
Profit before income tax	Specified Quarter	901,928	938,448	(3.89)	698,914	29.05
	Cumulative	1,840,376	938,448	—	1,371,067	34.23
Profit for the period	Specified Quarter	663,126	690,207	(3.92)	545,768	21.50
	Cumulative	1,353,333	690,207	—	1,209,229	11.92
Profit attributable to shareholders of the parent company	Specified Quarter	663,126	690,207	(3.92)	545,768	21.50
	Cumulative	1,353,333	690,207	—	1,209,229	11.92

Note: 1)	The consolidated financial information set forth above for 2018 periods is based on K-IFRS 1109 effective as of January 1, 2018. The corresponding financial information for 2017 periods has not been restated.
2)	“Operating revenue” represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss, and other operating income.

3.	Preliminary Operating Results of KB Securities (Consolidated)

(Won in millions, %)		2Q 2018	1Q 2018	% Change Increase (Decrease) (Q to Q)	2Q 2017	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	1,562,469	1,878,985	(16.85)	1,239,814	26.02
	Cumulative	3,441,454	1,878,985	—	3,086,004	11.52
Net operating profit	Specified Quarter	98,343	116,972	(15.93)	89,370	10.04
	Cumulative	215,315	116,972	—	217,817	(1.15)
Profit before income tax	Specified Quarter	103,098	115,407	(10.67)	92,062	11.99
	Cumulative	218,505	115,407	—	225,672	(3.18)
Profit for the period	Specified Quarter	77,069	81,895	(5.89)	(17,731)	N/A
	Cumulative	158,964	81,895	—	91,088	74.52
Profit attributable to shareholders of the parent company	Specified Quarter	77,067	81,893	(5.89)	(17,731)	N/A
	Cumulative	158,960	81,893	—	91,088	74.51

Note: 1)	The consolidated financial information set forth above is based on K-IFRS 1109 effective as of January 1, 2018. The corresponding financial information for 2017 periods has not been restated.
2)	Based on KB Securities’ consolidated financial statements, as a result of which the figures differ from KB Securities’ earnings results to be released at KB Financial Group’s 2018 first half earnings conference, which are based on the Group’s consolidated financial statements.
3)	The figures set forth above for 2017 periods include income (loss) from discontinued operations relating to Hyundai Savings Bank, a subsidiary sold on October 16, 2017.
4)	“Operating revenue” represents operating income based on KB Securities’ financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: July 19, 2018	By: /s/ Ki-Hwan Kim
(Signature)
	Name:	Ki-Hwan Kim
	Title:	Senior Managing Director and Chief Finance Officer